Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about March 7, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on March 7, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced fourth quarter 2007 drilling results on the San José project.

Item 5.1	Full Description of Material Change

The Corporation announced fourth quarter 2007 drilling results on the San José project. Please refer to the news release of the Corporation dated March 7, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

March 17, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES 1.69 OZ/TON GOLD

AND 37 OZ/TON SILVER FROM SAN JOSE DRILLING

SPOKANE, WA––March 7, 2008–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce that during the fourth quarter of 2007 drilling has defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources at its producing San José mine in southern Argentina. The highest grade intercept from this drilling campaign was in hole SJD-412 that encountered 52.44 g/t (1.69 ounces per ton “opt”) gold and 1,147 g/t (37 opt) silver over 1.68 meters (see table below).

During 2007, approximately 28,587 meters of core drilling totaling 113 drill holes was conducted on several targets identified at San José. In September thru December of 2007, 82 holes totaling 20,274 meters were drilled at the Frea, Odin, Ayelén, Frigga, and Lourdes targets. Assay results for 19 drill holes are still pending. Three of the areas (Frea, Odin, and Ayelén) contained high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets.

The majority of the fourth quarter 2007 drilling concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. The drilling completed in 2007 extended the known mineralization along the Odin and Ayelén vein trends another 1000 meters along strike – more than a 64% increase in strike length from the 2005 discovery drilling.

Allen Ambrose, president of Minera Andes, said: “The drilling results from the 2007 exploration drilling program continue to expand the San José projects size. This should further facilitate MSC’s plan to double production from 750 to 1500 tonnes per day by the end of this year.”

The San José project is operated by Minera Santa Cruz S.A. (“MSC”) (owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L: Reuters and HOC.LN: Bloomberg - London Stock Exchange) and 49% by Minera Andes. The discovery of new high-grade silver/gold mineralization in veins such as Odin, Ayelén and Frea represents additional mineralization that can add to the current reserves/resources at the project where production has recently commenced. These discoveries also indicate the large mineral potential of the San José property where more than 40 kilometers of vein trend target is currently known to exist, and of which less than 15% has been explored to date.

Odin Vein

During the 2007 campaign, 30 holes were drilled on the Odin target and the vein is currently defined by a total of 44 holes in an area approximately 1600 meters along the strike of the vein to a depth of approximately 200 meters (see attached map). Highlights of the program included the identification of massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open along strike and to depth.

High-grade gold and silver mineralization was intersected in the fourth quarter 2007 drilling campaign at the Odin vein (see table below). The highest grade intercept drilled in this drilling campaign is described above. Highlights of the Odin vein drilling include values up to 0.46 meters of 34.43 g/t (1.11 opt) gold and 321 g/t (10 opt) silver (SJ-368) which is part of a larger interval running 3.15 meters of 10.57 g/t (0.34 opt) gold and 244 (8 opt) g/t silver. Hole SJD-398 contains 0.50 meters of 6.30 g/t (0.20 opt) gold and 1074 g/t (35 opt) silver at depth of 220 meters below surface. See table below for important intercepts.

Ayelén Vein

Drilling in the fourth quarter has expanded the Ayelén high-grade gold silver vein to a strike length of 1200 meters and a depth of 200 meters (see attached map). A total of 45 holes have been drilled on the Ayelén vein with 37 holes drilled in the 2007 campaign. The Ayelén vein structure is sub parallel to the Odin vein and dips in the same direction southwest.

Significant intercepts (see table below) at Ayelén include SJD-397 that encountered 28.22 g/t (0.91 opt) gold and 1,759 g/t (57 opt) silver over 1.02 meters. Drill hole SJD-426 encountered 1.53 meters grading 8.21 g/t (0.26 opt) gold and 1,161 g/t (37 opt) silver within a larger interval of 2.95 meters of 5.41 g/t (0.17 opt) gold and 804 g/t (26 opt) silver. Hole SJD-428 encountered 1.55 meters containing 15.41 g/t (0.50 opt) gold and 736 g/t (24 opt) silver.

Frea Vein

The Frea vein is located 2 kilometers northeast of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 587,000 tonnes and probable reserves 350,000 tonnes ( totaling 937,000 tonnes grading 7.77 g/t gold and 343 g/t silver – see November 26, 2007 News Release) at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The drilling completed in 2007 extends the known mineralization along the Frea vein trend another 500 meters along strike - an increase of 87% in strike length. Frea Vein mineralization now extends for 700 meters of strike and it remains open to further expansion to the northwest and to depth.

The 2007 drilling concentrated on infill and drilling the northwest extension of the Frea vein. Significant drilling results include SJD-364 that encountered 11.57 g/t (0.37 opt) gold and 1,291 g/t (42 opt) silver over 3.64 meters of high grade mineralization. Drill hole SJD-386 encountered 1.50 meters grading 12.87 g/t (0.41 opt) gold and 710 g/t (23 opt) silver. Hole SJD-391 encountered 1.47 meters containing 9.41 g/t (0.30 opt) gold and 758 g/t (24 opt) silver. In 2007, the drilling at the Frea vein indicates that it is an open-ended mineralized silver/gold vein. Assay results are pending for hole SJD-442.

September thru December 2007 Drilling Highlights, San José Project

Drill Hole/ Vein	From (meters)	To (meters)	Interval (meters)	Au (g/t)	Ag (g/t)
Frea
SJD-364	142.26	145.90	3.64	11.57	1,291
SJD-367	291.78	293.86	2.08	1.54	30
SJD-383	125.77	126.15	0.38	0.30	78
SJD-386	128.20	128.75	0.55	1.86	118
and	171.90	173.40	1.50	12.87	710
SJD-391	62.53	64.00	1.47	9.41	758

Odin
SJD-366	130.2	130.57	0.37	2.63	226
SJD-368	101.20	104.35	3.15	10.57	244
includes	101.20	103.13	1.93	15.25	334
includes	102.57	103.13	0.56	34.43	321
SJD-369	144.7	145.52	0.82	8.44	539
SJD-371	130.2	130.22	0.20	0.23	22
SJD-375	123.38	124.02	0.66	0.76	146
SJD-376	66.50	66.95	0.45	0.66	213
SJD-379	198.94	202.45	3.51	3.74	108
includes	198.94	199.24	0.30	9.29	360
includes	200.87	202.45	1.58	5.06	144
SJD-381	193.65	194.82	1.17	4.15	85
SJD-382	108.44	109.33	0.89	0.36	49
SJD-384	219.85	220.35	0.50	0.23	16
SJD-388	230.23	230.55	0.32	1.51	10
SJD-392	114.21	116.28	2.07	3.59	418
includes	114.80	115.48	0.68	6.99	951
and	134.80	135.80	1.00	1.23	189
SJD-398	125.80	126.30	0.50	6.30	1,074
SJD-401	115.60	116.05	0.45	0.45	47
SJD-403	150.20	151.80	1.60	5.20	72
SJD-404	222.10	222.90	0.80	0.99	33
SJD-409	60.87	62.40	1.53	1.05	131
SJD-412	116.66	118.34	1.68	52.44	1,147
and	122.53	123.3	0.77	4.43	335
SJD-414	58.70	61.50	2.80	6.23	110
SJD-419	115.53	116.50	0.97	3.32	90
SJD-420	234.50	235.00	0.50	0.53	95
SJD-423	136.76	137.18	0.84	3.52	388
Ayelén
SJD-363	74.4	75.9	1.50	2.57	297
and	168.70	169.70	1.00	5.97	587
SJD-364
SJD-374	155.66	156.85	1.19	11.67	721
SJD-385	106.15	115.40	9.25	4.10	248
includes	106.87	108.35	1.48	11.95	240
and	111.95	115.40	3.45	3.65	343
SJD-387	204.68	205.68	1.00	0.48	62
SJD-390	203.20	204.09	0.89	1.10	196
SJD-394	228.70	229.80	1.10	3.30	482
SJD-397	186.88	187.90	1.02	28.22	1,759
SJD-406	177.93	178.90	0.97	0.04	450
SJD-412	135.4	140.53	5.13	7.11	382
and	138.81	140.53	1.72	15.41	461
SJD-420	234.50	235.00	0.50	0.53	95
SJD-421	208.20	210.25	2.05	4.60	294
SJD-422	118.35	119.10	0.75	0.13	39
SJD-425	94.35	96.00	1.65	4.86	67
SJD-426	234.07	237.02	2.95	5.41	804
including	234.63	236.16	1.53	8.21	1,161
SJD-427	75.45	77.90	2.45	6.42	861
SJD-428	77.65	79.20	1.55	15.41	736

SJD-429	101.68	103.20	1.52	4.51	584
SJD-430	236.37	237.00	0.63	4.54	656
and	241.34	243.44	2.1	3.05	308
SJD-431	124.70	125.04	0.34	0.01	684

*	All of the drill holes are angle holes. True thickness of the vein is undetermined.

In addition to the holes listed in the table above, four holes (SJD-370, 372, 377, and 395) were drilled in the Lourdes target plus five holes (SJD-400, 402, 405, 408, and 413) were drilled in the Frigga target and one hole SJD-396 was drilled at the Kospi vein. These holes encountered quartz veining and/or hydrothermal breccia that did not return values above background levels of gold and silver. Although only background gold and silver values were encountered, the geologic features identified at these targets are consistent with precious metal-bearing epithermal systems. One goal of this reconnaissance drilling is to identify promising geologic trends that will be further tested in order to explore for high-grade shoots typical of the mineralization found at the Frea, Kospi, and Huevos Verdes veins. Also, several other targets, such as Aguas Vivas to the north, remain to be drill tested on the property. Assay results are pending on drill holes SJD- 407 and SJD-408.

At Odin drill holes SJD-373, 393, and 399 did not intersect the vein and holes SJD-362, 365, 407, 415, and 424 contained no gold and silver values. Assay results are pending for Odin holes SJD-410, 411, 418, 438, and 440. At Ayelén drill holes SJD-378, 380, and 411 intersected the quartz vein without precious metal values and assay results are pending on SJD-416, 432-439, 441, and 443.

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president, exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has recently commenced production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,324,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

Long section of Odin Vein, San José Project, Santa Cruz, Argentina

MINERA ANDES
INCORPORATED
ground surface
drillhole intercept
Odin vein
LOOKING NORTHEAST
0
50
100
200
300
400
Meters
Locator map
Lourdes
Eastern Windows
Roadside
Pluma West
Ayelen
Odin
Frea
Frigga
Pluma South
Kospi
Huevos Verdes East
West Portuguese
Huevos Verdes
Austri
Río Pinturas
N
0
1
2
3
Kilometers
Quartz vein
Geophysical anomaly
Odin vein – 10-meter contours
sediments
volcanics
vein
breccia

MINERA ANDES
INCORPORATED
Long section of Ayelen Vein, San José Project, Santa Cruz, Argentina
LOOKING NORTHEAST
ground surface
drillhole intercept
Ayelen vein
Meters
0
50
100
200
300
400
Locator map
Lourdes
Eastern Windows
Roadside
Pluma West
Ayelen
Frea
Odin
Frigga
Pluma South
Kospi
Huevos Verdes East
Huevos Verdes
Austri
West Portuguese
Rio Pinturas
Kilometers
0
1
2
3
N
Quartz vein
Geophysical anomaly
Ayelen vein – 10-meter contours
sediments
volcanics
vein
breccia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: March 17, 2008